UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

American Equity Investment Life Holding Company

(Name of Issuer)

Common stock, par value $1.00

(Title of Class of Securities)

025676206

(CUSIP Number)

Anna Knapman-Scott

Ideation House, 1st Floor

94 Pitts Bay Road

Pembroke HM08

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BROOKFIELD REINSURANCE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,886,163(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,163(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.10%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of 12,028,979 common shares of the Issuer directly held by BAM Re Holdings Ltd. and 3,857,184 common shares of the Issuer directly held by American National Group, LLC, in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)

Percentage ownership is based on an aggregate number of 79,024,826 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2023, filed on November 8, 2023 (the “Third Quarter 2023 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BAM RE PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,886,163(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,163(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.10%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount consists of 12,028,979 common shares of the Issuer directly held by BAM Re Holdings Ltd. and 3,857,184 common shares of the Issuer directly held by American National Group, LLC, in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)	Percentage ownership is based on an aggregate number of 79,024,826 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as set forth in the Third Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS BAM RE HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,886,163(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,886,163(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.10%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of 12,028,979 common shares of the Issuer directly held by BAM Re Holdings Ltd. and 3,857,184 common shares of the Issuer directly held by American National Group, LLC, in the latter case for which the reporting person may be deemed an indirect beneficial owner.

(2)	Percentage ownership is based on an aggregate number of 79,024,826 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as set forth in the Third Quarter 2023 Form 10-Q.

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 21, 2022 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 13, 2023 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2023 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 27, 2023 (“Amendment No. 9”) and Amendment No. 10 to Schedule 13D jointly filed by the Reporting Persons with the Commission on July 5, 2023 (“Amendment No. 10”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 11 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Amended Schedule 13D.

Item 2. Identity and Background:

The information contained in Item 2 of the Amended Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i)	Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”), an exempted company incorporated under the laws of Bermuda;

ii)	BAM Re Partners Trust (the “BAM Re Partnership”), a trust formed under the laws of Bermuda;

iii)	BAM Re Holdings Ltd. (“BRHL”), an exempted company incorporated under the laws of Bermuda and a direct wholly-owned subsidiary of Brookfield Reinsurance.

The trustee of the BAM Re Partnership is BAM Re Trustee Ltd., an exempted company incorporated under the laws of Bermuda (“BAM Re Partners”). The BAM Re Partnership beneficially owns 24,000 Class B limited voting shares of Brookfield Reinsurance (the “Brookfield Reinsurance Class B Shares”), representing 100% of such shares. The Brookfield Reinsurance Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield Reinsurance.

BAM Re Partners, as trustee of the BAM Re Partnership, which is the sole owner of Brookfield Reinsurance Class B Shares, has the ability to appoint one half of the board of directors of Brookfield Reinsurance and, as such, may be deemed to indirectly control the decisions of Brookfield Reinsurance regarding the vote and disposition of the Common Stock held by Brookfield Reinsurance; therefore BAM Re Partners may be deemed to have indirect beneficial ownership of the Common Stock held by Brookfield Reinsurance. Pursuant to Rule 13d-4 of the Exchange Act, BAM Re Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Re Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is filed as Exhibit 99.1 hereto.

(b)-(c), (f)

The principal business of Brookfield Reinsurance is reinsurance. The principal business address of Brookfield Reinsurance is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

BAM Re Partners is the trustee of the BAM Re Partnership, and the principal business address of BAM Re Partners and the BAM Re Partnership is Park Place, 55 Par-la-Ville Road, Hamilton HM11, Bermuda.

The principal business of BRHL is to act as a holding company. The principal business address of BRHL is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

Information regarding each director and executive officer (the “Scheduled Persons”) of the Reporting Persons (or the trustee of a Reporting Person) is set forth on Schedules I—III attached hereto.

(d)-(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 4. Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

On December 21, 2023, NER SPC transferred 12,028,979 shares of Common Stock, representing 100% of the shares of Common Stock held by it, to its sole shareholder, BRHL, and Freestone transferred 3,857,184 shares of Common Stock, representing 100% of the shares of Common Stock held by it, to its sole shareholder, American National Group, LLC (“ANAT”) (such transfers, collectively, the “Transfer”).

In connection with the Transfer, BRHL and ANAT entered into an Assignment, Assumption and Consent Agreement (the “Assignment Agreement”), dated December 21, 2023, pursuant to which (a) NER SPC assigned its rights and obligations under the Investment Agreement to BRHL, (b) Freestone assigned its rights and obligations under the Investment Agreement to ANAT, and (c) the Issuer agreed to (i) the Transfer, and (ii) the assignment of NER SPC’s and Freestone’s rights and obligations under the Investment Agreement to BRHL and ANAT, respectively.

In connection with the Transfer, BRHL and ANAT entered into a Joinder, dated as of December 21, 2023, to the Voting Agreement, dated as of July 4, 2023.

Item 5. Interest in Securities of the Issuer:

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a)-(b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 15,886,163 shares, constituting approximately 20.10% of the Issuer’s outstanding Common Stock. The percentage of Common Stock of the Issuer is based on an aggregate number of 79,024,826 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2023, filed on November 8, 2023.

(i)	Brookfield Reinsurance

(A)

As of November 3, 2023, Brookfield Reinsurance may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.10% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares

Shared voting power to vote or direct vote: 15,886,163 shares

Sole power to dispose or direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 15,886,163 shares

(ii)	BAM Re Partners Trust

(A)	As of November 3, 2023, BAM Re Partners Trust may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.10% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares

Shared voting power to vote or direct vote: 15,886,163 shares

Sole power to dispose or direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 15,886,163 shares

(iii)	BAM Re Holdings

(A)	As of November 3, 2023, BAM Re Holdings may be deemed to be the beneficial owner of 15,886,163 shares of Common Stock, constituting approximately 20.10% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares

Shared voting power to vote or direct vote: 15,886,163 shares

Sole power to dispose or direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 15,886,163 shares

(c)

Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits:

Exhibit 99.1	Joinder to Voting Agreement, dated as of December 21, 2023, by American National Group, LLC and BAM Re Holdings Ltd.

Exhibit 99.2	Assignment, Assumption and Consent Agreement, dated as of December 21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd., North End Re (Cayman) SPC, Freestone Re Ltd., BAM Re Holdings Ltd., American National Group, LLC and American Equity Investment Life Holding Company.

Exhibit 99.3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD.,
for and on behalf of
BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

SCHEDULE I

BROOKFIELD REINSURANCE LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Bodi, Vice President	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada

Barry Blattman, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Vice Chair of Brookfield Asset Management Ltd.	United States

Soon Young Chang, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Senior Advisor, Investment Corporation of Dubai	UAE

Thomas Corbett, Chief Financial Officer	Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Financial Officer of Brookfield Reinsurance Ltd.	Canada

William Cox, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Director	United Kingdom

Paul Forestell, Chief Operating Officer	Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Operating Officer of Brookfield Reinsurance Ltd.	Canada

Lorenzo Lorilla, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Chief Information Officer of Brookfield Reinsurance Ltd.	United States

Michelle Coleman Mayes, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Director	United States

Gregory McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados

Gregory Morrison, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Director	Canada

Lori Pearson, Director	Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Operating Officer of Brookfield Corporation	Canada

Lars Rodert, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Founder and Chief Executive Officer, ÖstVäst Advisory AB	Sweden

Anne Schaumburg, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Business Executive; Director	United States

Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Sachin Shah, Chief Executive Officer, Director and Chairman of the Board	Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Executive Officer of Brookfield Reinsurance Ltd.	Canada

Jay Wintrob, Director	333 S. Grand Avenue Los Angeles, CA 90071	Chief Executive Officer of Oaktree Capital Management, L.P.	United States

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE II

BAM RE TRUSTEE LTD., AS TRUSTEE FOR BAM RE PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Anuj Ranjan, Director and Vice President	Unit 02 Level 16 ICD Brookfield Place Dubai International Financial Centre Dubai, Dubai, 507234 United Arab Emirates	Managing Partner and President of Private Equity of Brookfield Asset Management Ltd.	Canada

Brian Kingston, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner and Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd.	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Chief Executive Officer and Director of Brookfield Corporation and Brookfield Asset Management Ltd.	Canada

Kathy Sarpash, Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield Asset Management Ltd.	Canada

Walkers Corporate (Bermuda) Limited, Corporate Secretary	Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda	—	—

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock

SCHEDULE III

BAM RE HOLDINGS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Gregory McConnie, Director and President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados

Gregory Morrison, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Director	Canada

Seamus MacLoughlin, Director	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Chief Actuary of North End Re Ltd. and North End Re (Cayman) SPC	United Kingdom

Anna Knapman-Scott, Secretary	Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.